UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of July 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

New Organization:
Veolia Environnement organizes its operations by geographic zones

Paris, July 8, 2013. As part of the transformation of Veolia Environnement, Antoine Frérot, Chairman and CEO, today announced the company’s new organization. The transformation is based on two major advances: a country-based organization for the water and waste management activities placed under the authority of a single director per country and the creation of two new functional departments: one dedicated to Innovation and Markets, the other to Technique and Performance.

This new organization continues the strategy implemented for the last two years to establish Veolia Environnement as “The Industry Standard for Environmental Solutions” thanks to its expertise in major environmental issues in water, waste management and energy.

To achieve its goals, the company has set four strategic objectives:
•	to focus on activities where it can provide distinct added value,
•	to speed up the development of the business done for industrial customers,
•	to strengthen its position in growth markets,
•	to continue with the development of its business models.

The new organization will be based on two main pillars that will enable Veolia Environnement to be closer to its clients, simpler, more nimble and more efficient:

1// Business operations are now brought together within each country, with country directors in charge of both water and waste management activities. As so, the company is now organized around nine geographic zones which gather all the countries, under the operational authority of the Chief Operating Officer, François Bertreau.

The zones and their directors are as follows:
o	Asia: Régis Calmels
o	Australia/New Zealand: Doug Dean
o	Latin America: Ramon Rebuelta
o	North America: Terry Mah
o	Central and Eastern Europe: Philippe Guitard
o	Northern Europe: Estelle Brachlianoff
o	France Water: Alain Franchi
o	France Waste Management: Bernard Harambillet
o	Middle East/Africa: Patrice Fonlladosa

In addition, a specific entity entrusted to Jean-Michel Herrewyn includes worldwide enterprises(*), which markets are widely global.

(*) Global Enterprises are Veolia Water Solutions & Technologies; SARP/SARPI, the subsidiary specializing in integrated management of hazardous and special wastes; SEDE, the subsidiary specializing in the treatment and recovery of wastewater sludge and organic and mineral wastes; and SADE, specialist in the design, construction and maintenance of water distribution networks.

2. The company has created two new strategic departments:

•
The Innovation and Markets Department, which has responsibility for developing corporate marketing and steering R&D in order to develop Veolia Environnement’s business activities and business models. The department is headed by Laurent Auguste, previously Executive Vice President of Veolia Water North America, who will report to Antoine Frérot;

•
The Technical and Performance Department, with responsibility for heading operational performance, and for introducing standards, benchmarks and performance feedback systems and ensuring they are complied with. It is headed by Claude Laruelle, previously Director of Operations for Veolia Water in China, who will report to François Bertreau.

Dalkia, the joint subsidiary of Veolia Environnement and EDF headed by Franck Lacroix, will retain its current organization for the moment but will eventually be included in the new organizational structure.

The Veolia Environnement Executive Committee, chaired by Antoine Frérot, has also changed to better represent the organization based on geographic zones. It is now composed of:
•	Laurent Auguste, Director, Innovation and Markets
•	François Bertreau, Chief Operating Officer
•	Estelle Brachlianoff, Director, Northern Europe Zone
•	Régis Calmels, Director, Asia Zone
•	Philippe Guitard, Director, Central and Eastern Europe Zone
•	Jean-Michel Herrewyn, Director, Global Enterprises
•	Franck Lacroix, CEO of Dalkia
•	Jean-Marie Lambert, Director of Human Resources
•	Helman Le Pas de Sécheval, General Counsel
•	Pierre-François Riolacci, Chief Finance Officer.

Antoine Frérot, Chairman and CEO of Veolia Environnement, said: “”With this new organization plan, Veolia will be able to speed up its transformation and the deployment of its profitable growth strategy. We will now be more agile and competitive, and stronger in terms of innovation and marketing. This will enable us to respond better to our industrial and public-sector authority clients’ needs in water, waste management and energy.”

Executive Committee member biographies annexed. Photos available upon request.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com
(* ) Excluding VeoliaTransdev employees and revenues currently under divestment

Contacts

Media Relations Laurent Obadia Sandrine Guendoul + 33 1 71 75 12 52	Analysts and Investor Relations Ronald Wasylec + 33 1 71 75 12 23 Ariane de Lamaze + 33 1 71 75 06 00 Terri Anne Powers (US) + 1 312 552 2890

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EXECUTIVE COMMITTEE BIOGRAPHIES

Laurent Auguste – Director of Innovation and Markets
Born in 1967 and a graduate from École Centrale de Lyon, Laurent Auguste started his career in 1991 as a consultant at Japan in Time Experts in Tokyo. He joined Générale des Eaux in 1995 at the Bethune agency as Deputy Manager, and later from 1997 as Manager. In 1999, he took over the management of the Générale des Eaux subsidiary in Korea and later of the subsidiary in Japan in 2002. In 2008, he was appointed Executive Vice President for North America of Veolia Water.

François Bertreau – Chief Operating Officer
Born in 1955, François Bertreau holds an MBA from INSEAD. He began his career as an account manager with Crédit National in 1981 and then joined the Boston Consulting Group in 1985. He moved to Technal, a subsidiary of the Alcan group, in 1988, and became Managing Director in 1991. In 1996, he was appointed Director of Business Development and Marketing Strategy for Aster, the special steels branch of Usinor. In 1998, Mr. Bertreau joined the Norbert Dentressangle group as Managing Director of the Logistics Division and in 2008 was appointed Chairman of the company’s Executive Board and Chief Executive Officer. He saw through the transformation of the Norbert Dentressangle group’s businesses and its international expansion.

Estelle Brachlianoff – Director, Northern Europe Zone
Born in 1972, Estelle Brachlianoff is a graduate of the Ecole Polytechnique and the Ponts et Chaussées engineering school. She joined the Greater Paris area’s Val-d'Oise infrastructure department in 1998 as head of its major infrastructure service. In 2002 she became adviser to the Prefect for the Ile-de-France region, responsible for transport and development. She joined Veolia Environmental Services in 2005 as special adviser to the CEO. She served as CEO of Veolia Environmental Services Cleaning and Multiservices from 2008 and Veolia Environmental Services for Ile-de-France from 2010. Since 2012, she has been CEO of Veolia Environmental Services in the United Kingdom.

Régis Calmels – Director, Asia Zone
Born in 1955, an engineer from École Nationale des Ponts et Chaussées, Régis Calmels joined Veolia Water in January 1979. Successively an engineer at Arras, head of the Source du Lez worksite at Montpellier, head of the eastern sector of the Générale des Eaux Centre-Sud Ouest Region, then the Brie sector, and Méditerranéenne des Eaux, Régis Calmels has been running Veolia Water's international subsidiaries since 1995 (Houston, Philippines, Singapore). Since 1999, he has served as CEO of Veolia Water Asia.

Philippe Guitard – Director, Central and Eastern Europe Zone
Born in 1960, a graduate engineer from Polytech´ Montpellier, Philippe Guitard started his career as a Lead Project Engineer in industrial water treatment at Sogea (Générale des Eaux Group) in 1985. Successively an operations engineer in Bergerac, later head of agencies in Mandelieu-la-Napoule and Cagnes-sur-Mer at Compagnie des Eaux et de l'Ozone, Philippe Guitard joined Compagnie Générale des Eaux in 1995 as Regional Director in Ponce (Puerto Rico). In 1997, he moved to the Czech Republic as CEO of the Vodarna Plzen subsidiary. In 1999 he was appointed CEO of Veolia Water for the Czech Republic and in 2002 CEO of Veolia Water for Central Europe and Russia. In 2008, he was appointed Director of Veolia Water Europe (excluding France).

Jean-Michel Herrewyn – Director, Global Enterprises
Born in 1961, a graduate from École Polytechnique and École Nationale d'Administration, Jean-Michel Herrewyn started his career in 1986 as an engineer in the Avionics division of Thomson CSF. In 1991, he joined Compagnie Générale de Chauffe (now Dalkia) as Technical Manager, then as General Manager of the home automation subsidiary. In 1993, he became Attaché to the Managing Director, and in 1996 ran Dalkia's German subsidiary and later the subsidiaries in Austria and Switzerland. In early 2000, he was appointed General Manager of Veolia Transport's German subsidiary. In March 2003, he joined Veolia Water as CEO of Veolia Water Solutions & Technologies. In December 2009, he was appointed Chief Executive Officer of Veolia Water.

Franck Lacroix – CEO of Dalkia
Born in 1964, Franck Lacroix is a graduate of the Ecole Centrale de Marseille. He started his career in 1987 at Montenay. In 1997, he joined Dalkia as Chief Operating Officer for the Center-East region and then, in 1999, for the Greater Paris region. In 2001, he was appointed Chief Technical and Operating Officer of Dalkia.

Jean-Marie Lambert – Director of Human Resources
Born in 1957, Jean-Marie Lambert is a graduate of the Institut Politique de Paris and has a degree in history. He started his career in 1981 in the Human Resources Department of Sodem (part of the Philips group). In 1984, he joined Spie Batignolles where he was Head of Recruitment and Employment for the Electricity and Nuclear Division, and then Head of Human Resources for the Industry and Services Department. After having been Deputy Head of Human Resources at Sogea (1990-92), Head of Human Resources at Campenon Bernard (1992-2000) and Head of Human Resources at Vinci Construction (2000-2003), Jean-Marie Lambert joined Veolia Water in 2003.

Helman Le Pas de Sécheval – General Counsel
A graduate of the Ecole Normale Supérieure and holder of a Ph.D. in physical sciences and an engineering degree from École des Mines, Helman le Pas de Sécheval began his career in 1991 at Banexi. From 1993 à 1997, he was Deputy Inspector-General of the underground quarries of Paris. In July 1997, he was appointed deputy to the head of the Corporate Finance Department of the COB (the French securities regulator), becoming head of this department in 1998. He then joined Groupama SA and became group Chief Financial Officer A in 2001 and CEO of Groupama Centre-Atlantique in 2010. Since September 2012, he has served as Senior Executive Vice-President and General Counsel of Veolia Environnement.

Pierre-François Riolacci – Chief Financial Officer
Pierre-François Riolacci is a graduate of the Paris Institute of Political Science (IEP Paris) and holds a Masters degree in private law. Mr. Riolacci held different positions with Total from 1990 to 2000 in the areas of corporate finance, structured finance and investor relations. He was also financial controller of several of Total's subsidiaries. He joined the finance department of Veolia Environnement in 2000. In 2003 he became Head of Control and Planning and in 2007 he was appointed Director of Finance. In 2010 he became Senior Executive Vice President of Veolia Environnement in charge of finance.

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SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 9, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer